UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Alliance Semiconductor Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

018775100

(CUSIP Number)

N. Damodar Reddy
Alliance Semiconductor Corporation
2575 Augustine Drive
Santa Clara, CA 95054-2914
(408)855-4900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 018775100

1.	Name of Reporting Person: N. Damodar Reddy		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,755,350 (See Item 5)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 6,755,350

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,755,350 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 18.91%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 018775100

1.	Name of Reporting Person: NDR Investments, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Nevada, U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0- (See Item 5)

		8.	Shared Voting Power: 345,000 (See Item 5)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 345,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 345,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.97%

14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D/A
CUSIP No. 018775100
This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the Statement on Schedule 13D filed March 10, 2000 (the “Schedule 13D”), by N. Damodar Reddy and NDR Investments, Inc. (the “Reporting Persons”), relating to the Common Stock, $0.01 Par Value Per Share (the “Shares”), of Alliance Semiconductor Corporation, a Delaware corporation (the “Company” or “Issuer”). Capitalized terms used herein and not defined have the same meanings ascribed to them in the Schedule 13D.
ITEM 1. SECURITY AND ISSUER.
Item 1 is hereby amended and restated in its entirety to read as follows:
The principal executive offices of the Issuer are located at 2575 Augustine Drive, Santa Clara, California 95054. The principal executive officers and directors of the Issuer are as follows:

Name	Position
N. Damodar Reddy Director,	Chairman of the Board, President, Chief Executive Officer, and Acting Chief Financial Officer
C.N. Reddy	Director and Executive Vice President
Bryant R. Riley	Director
Alan B. Howe*	Director
Bob D’Agostino*	Director
J. Michael Gullard	Director
Edward J. McCluskey*	Director
*The appointments of Messrs. Howe, D’Agostino and McCluskey to the Board of Directors are expected to become effective after the filing of this Statement. (See Item 4 below)
ITEM 4. PURPOSE OF TRANSACTION.
Item 4 is hereby amended to add the following:
On October 17, 2005, the Issuer, N. Damodar Reddy, C.N. Reddy, B. Riley & Co., Inc., Bryant R. Riley, Sanford L. Kane, Gregory E. Barton, Juan A. Benitez, Edward J. McCluskey, Alan B. Howe, Robert D’Agostino and J. Michael Gullard entered into a Settlement Agreement (the “Settlement Agreement”) setting forth the parties’ agreement with respect to a proxy contest related to the election of directors of the Company which had been scheduled for October 20, 2005. Pursuant to the Settlement Agreement, the Company’s board of directors (the “Board”) will be expanded to seven members and will include all of the nominees proposed by B. Riley & Co., Inc. Specifically, the Company’s new directors will include Bryant R. Riley, Alan B. Howe, Bob D’Agostino, and J. Michael Gullard (the “New Nominees”.)
Pursuant to the terms of the Settlement Agreement, three individuals previously serving as directors of the Company have resigned and the Board is currently comprised of Bryant R. Riley, N. Damodar Reddy, J. Michael Gullard and C.N. Reddy. Automatically upon compliance by the Company with Rule 14f-1 of the Securities Exchange Act of 1934, as amended, the Board will consist of the following seven members: Bryant R. Riley, J. Michael Gullard, Bob D’Agostino, Alan B. Howe, Edward J. McCluskey N. Damodar Reddy and, C.N. Reddy (the “New Board”).
Also as part of the Settlement Agreement, the Company scheduled a new annual meeting of stockholders for December 2, 2005 (the “New Annual Meeting”). At that time, the Board will consist of seven members, and the nominees for election to the Board at the new annual meeting, as required by the Settlement Agreement, will be the members of the New Board. The record date for determining stockholders eligible to vote at the New Annual Meeting will be November 1, 2005.
Pursuant to the Settlement Agreement, N. Damodar Reddy, C.N. Reddy, Bryant R. Riley and B. Riley & Co., Inc. have agreed to vote all shares of Company stock under their control and the control of their controlled affiliates in favor of the election of the nominees so approved by the New Board for election at the New Annual Meeting and any other meeting of the stockholders held before August 31, 2006 for the purpose of electing or removing directors.
For a period of one year from the effectiveness of the Settlement Agreement, the signatories to the Settlement Agreement who will serve as members of the New Board, including N. Damodar Reddy, C.N. Reddy and Bryant R. Riley, have agreed to take all action necessary, consistent with their fiduciary duties to the Company, to ensure that the four New Nominees, C.N. Reddy, N. Damodar Reddy and Edward J. McCluskey continue as directors until the 2006 annual meeting of stockholders of the Company, which meeting will not be held earlier than August 31, 2006 (the “2006 Annual Meeting”).
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
Item 5 is hereby amended and restated in its entirety to read as follows:
(a) As of October 17, 2005 (the “Reporting Date”), N. Damodar Reddy beneficially owned 6,755,350 shares of the Common Stock of the Company, which represented 18.91% of the Company’s Common Stock (based on 35,600,159 shares outstanding). The amount of shares deemed beneficially owned by N. Damodar Reddy as set forth above includes:
•	6,290,350 shares of Common Stock of the Company owned beneficially and of record by N. Damodar Reddy;
•	345,000 shares of Common Stock of the Company owned beneficially and of record by NDR Investments, Inc.; and
•	120,000 shares of Common Stock of the Company subject to options exerciseable by N. Damodar Reddy within 60 days of the Reporting Date.
N. Damodar Reddy, as part of the Settlement Agreement described above and filed herewith as Exhibit 2, agreed with C. N. Reddy and Bryant R. Riley that all shares that any of them control will be voted to elect a slate of seven directors at annual meetings of the Issuer prior to August 31, 2006. By reason of this agreement N. Damodar Reddy may be deemed to share voting control of the shares owned by each of C. N. Reddy and Bryan R. Riley, and they may be deemed to share voting control of the shares he controls. N. Damodar Reddy disclaims beneficial ownership of the shares owned by C. N. Reddy (4,240,350 shares based on the proxy statement of the Company, dated September 15, 2005) and Byant R. Riley (2,465,752 shares based on his Schedule 13D amendment filed with the Securities and Exchange Commission on October 18, 2005) and disclaims the existence of a group. Each of C. N.Reddy, N. Damodar Reddy and Byant R. Riley remains free to buy or sell securities of the Issuer without consultation with the others.
(b) N. Damodar Reddy has sole power to vote or direct the vote with respect to 6,755,350 shares of Common Stock of the Company and has shared power to vote or direct the vote with respect to -0- shares of Common Stock of the Company. N. Damodar Reddy has sole power to dispose or to direct the disposition of 6,755,350 shares of Common Stock of the Company and has shared power to dispose or to direct the disposition of -0- shares of Common Stock of the Company.
NDR Investments, Inc. has sole power to vote or direct the vote with respect to -0- shares of Common Stock of the Company and has shared power to vote or direct the vote with respect to 345,000 shares of Common Stock of the Company. NDR Investments, Inc. has sole power to dispose or to direct the disposition of -0- shares of Common Stock of the Company and has shared power to dispose or to direct the disposition of 345,000 shares of Common Stock of the Company.

(c) N. Damodar Reddy has not effected any transactions in the Company’s Common Stock in the 60 days prior to filing of this Schedule 13D/A.
(d) None.
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 6 is hereby amended and restated in its entirety to read as follows:
On October 17, 2005, in settlement of the proxy contest related to the election of directors at an annual meeting of Alliance Semiconductor Corporation originally scheduled for October 20, 2005, the following parties entered into a Settlement Agreement (the “Settlement Agreement”): B. Riley & Co., Inc., Bryant R. Riley, Alan B. Howe, Bob D’Agnostino, J. Michael Gullard, C. N. Reddy, Alliance Semiconductor Corporation, N. Damodar Reddy, Sanford L. Kane, Gregory E. Barton, Juan A. Benitez and Edward J. McCluskey. Pursuant to the Settlement Agreement, the board of directors of Alliance Semiconductor will be expanded to seven members and will include all of the nominees proposed by B. Riley & Co., Inc. in the recent proxy contest, plus N. Damodar Reddy and Edward J. McCluskey (together, the “New Board”). The following three members of Alliance Semiconductor’s former board resigned as of the effectiveness of the Settlement Agreement: Sanford L. Kane, Gregory E. Barton and Juan A. Benitez. The appointments of Alan B. Howe, Bob D’Agnostino and Edward J. McCluskey will become effective upon Alliance Semiconductor’s compliance with Rule 14f-1 under the Securities Exchange Act of 1934.
The annual meeting scheduled for October 20, 2005 has been canceled and a slate of directors consisting of the New Board will be recommended to stockholders of Alliance Semiconductor for election at a new annual meeting scheduled for December 2, 2005. N. Damodar Reddy, C. N. Reddy, Bryant R. Riley and B. Riley & Co, Inc. each agreed to vote the Alliance shares under their control and the control of their affiliates in favor of nominees approved by the New Board at the December 2nd meeting and at any other stockholder meeting held before August 31, 2006. For a period of one year from the effectiveness of the Settlement Agreement, members of the New Board agreed to take all actions necessary (consistent with fiduciary duties) to ensure that the New Board continue as directors until the 2006 annual meeting of stockholders. In addition, B. Riley & Co., Inc. and each of the individual signatories to the Settlement Agreement agreed not to solicit proxies (except in their capacity as members of the New Board) with respect to a director election or any other proposal or to call a special meeting in their capacity as stockholders. Finally, for a period of one year from the effectiveness of the Settlement Agreement, neither B. Riley & Co, Inc. nor any of the individual signatories to the Settlement Agreement or their affiliates may act in concert with others as part of a 13D group for the purpose of changing the composition of Alliance’s Board.
The above summary does not include all of the terms of the Settlement Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Agreement of Joint Filing
Exhibit 2	Settlement Agreement, dated as of October 17, 2005 — Incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K filed by Alliance Semiconductor Corporation on October 21, 2005

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

N. DAMODAR REDDY
Dated: October 20, 2005	/s/ N. Damodar Reddy
(Signature)

NDR INVESTMENTS, INC.
Dated: October 20, 2005	By:	/s/ N. Damodar Reddy
N. Damodar Reddy
President

EXHIBIT INDEX

Exhibit
No.	Description
1	Agreement of Joint Filing
2	Settlement Agreement, dated as of October 17, 2005 — Incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K filed by Alliance Semiconductor Corporation on October 21, 2005